File No. 70-10256

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       Amendment No. 1 to
                            FORM U-1
               APPLICATION /DECLARATION UNDER THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          With Respect To Trustee Compensation Program
                               ***
                       Northeast Utilities
               One Federal Street, Building 111-4
                Springfield, Massachusetts 01105

           (Name of company filing this statement and
             address of principal executive office)
                               ***
                       Northeast Utilities
         (Name of top registered holding company parent
                 of each applicant or declarant)
                               ***
                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
                       Northeast Utilities
                          P.O. Box 270
                     Hartford, CT 06141-0270
           (860) 665-3181 phone; butlegb@nu.com e-mail
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices, and communications to:

                        Jeffrey C. Miller
                    Assistant General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
           (860) 665-3532 phone; millejc@nu.com e-mail

                        Richard M. Early
                         Senior Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
           (860) 665-3031 phone; earlyrm@nu.com e-mail

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

A. Item 1 of the Application is amended in its entirety to read as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

1. Northeast Utilities ("NU"), a registered holding company, hereby submits to the Commission an application/declaration (the
"Application") pursuant to Sections 6(a) and 7 of the Public
Utility Holding Company Act of 1935 (the "Act").

2.   The Application relates to the issuance of up to 275,000
Northeast Utilities Common Shares, $5.00 par value ("Common
Shares") through December 31, 2014 to non-employee trustees of NU as a portion of their fees. These Common Shares would be purchased on the open market by or on behalf of NU and transferred to the recipient.

3. In File No. 70-8080 (See Holding Co. Act Rel. No. 35-26368, September 5, 1995) ("1995 Order"), the Commission approved the issuance by NU of up to 50,000 Common Shares prior to April 30, 2005 for purposes of compensating its non-employee trustees for their services. These shares would be and have been purchased on the open market by NU or Northeast Utilities Service Company ("NUSCO"), a subsidiary service company of NU, on NU's behalf.

4. When the Commission issued the 1995 Order, each non-employee trustee received 250 shares annually as part of his or her retainer. These shares were either purchased on the open market and immediately delivered to the trustee or receipt of the shares was deferred, at the option of the recipient. In 2000, NU increased this annual share payment to 500 shares, and in 2002, increased it to 1,000 shares. In 2004, this annual grant of shares to be purchased on the open market was replaced with a restricted share unit grant under the Northeast Utilities Incentive Plan (the "Incentive Plan")<FN1>.

5. Non-employee trustees also have the option to elect to take all or a portion of their cash compensation in the form of Common Shares and to receive or defer receipt of all or part of these Common Shares. The number of trustees so electing and the number of Common Shares paid to such Trustees as a result of such elections has varied from year to year. To date, trustees have deferred receipt of approximately 25,000 Common Shares.

6. NU requests authority in the Application to issue up to 275,000 Common Shares during the period beginning with the date of the order through December 31, 2014, inclusive. This figure is based on a projected need of not more than 25,000 Common Shares per year from 2005 through 2014, plus the 25,000 shares currently needed to satisfy deferred shares obligations. NU expects to adapt its trustee compensation program from time to time in the future as necessary or desirable to take into account trends in director compensation, regulatory and tax changes and business needs.

OTHER MATTERS

7. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

8. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 53% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($846 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). (See Holding Co. Act Release No. 27868A, July 2, 2004 (the "2004 Order"). NU continues to assert that its EWG investments will not adversely affect the System.

9. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC, NU's only EWG, maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

10. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization. NU's current EWG investment, NGC, (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through September 30, 2004 (NGC was acquired in March 2000).

11. The consolidated capitalization ratios of NU as of September 30, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                     As of September 30, 2004
                               (thousands
                                of dollars)            %

Common shareholders' equity    $ 2,318,909           33.3
Preferred stock                    116,200            1.7
Long-term and short-term debt    2,929,700           42.1
Rate Reduction Bonds             1,591,944           22.9

                               $ 6,956,753          100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of September 30, 2004 is as follows:

                                     As of September 30, 2004
                               (thousands
                                of dollars)            %


Common shareholders' equity     $ 2,318,909          43.2
Preferred stock                     116,200           2.2
Long-term and short-term debt     2,929,700          54.6

                                $ 5,364,809         100.0

12. In addition, NGC has made a positive contribution to earnings by contributing $153.3 million in revenues in the 12-month period ending September 30, 2004 and net income of $40.8 million for the same period.

ITEM 2. FEES, COMMISSIONS, AND EXPENSES.

B.   Item 2 of the Declaration is amended to read as follows

13. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions are not expected to exceed $20,000, consisting of commissions on the proposed open market Common Share purchases and the expenses of preparing this Declaration.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

C. The Exhibit List is amended by deleting Exhibit H. The following Exhibit is filed herewith:

      F. Opinion of Counsel.

                           SIGNATURES

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES

By   /s/   Randy A. Shoop
     Randy A. Shoop
     Its Assistant Treasurer - Finance

Dated: December 23, 2004

-----------------------------------------------------------------


<FN1> The issuance of Common Shares under the NU Incentive Plan was approved by the Commission in File No. 70-9185 (Holding Co.
Act Rel. No. 35-26865, April 29, 1998).


-----------------------------------------------------------------